UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated April 29, 2019

Commission File Number 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

On April 29, 2019 the Company entered into an agreement with Teko International Limited ("TEKO") for the distribution rights for the territory of Hong Kong and Guangdong Province, China ("Territories") of a proprietary conductive film and 3rd generation (or any future derivative thereof) Polymer Dispersed Liquid Crystal Film ("Conductive Film Products").

Pursuant to the Agreement, TEKO shall receive (i) 50,000 IMTE shares upon the commissioning of the manufacturing operation (1) lamination line; (ii) 50,000 IMTE shares should the annual revenue reach USD$10 million per year in any of the next 3 years from the date of the Agreement; (iii) 50,000 IMTE shares should the annual revenue reach USD$20 million per year in any of the next 3 years from the date of the Agreement; and (iv) 50,000 IMTE shares for each additional lamination line that is installed. TEKO will also provide management expertise and manage the manufacturing and distribution operations of the Conductive Film Products, and in return, TEKO shall receive 25% of the Net Profits from the sale of the Conductive Film Products and the lamination operation.

The term of the Agreement commences from the date of the Agreement to the first full calendar year following the installation of the equipment for commercial production. The Agreement will be renewed for an additional 5 year term provided IMTE meets the sales volume targets of 70,000 sq metersof Conductive Film Products per year.

Mr. Con Unerkov and Mr. Cecil Te Hwai Ho, both the CEO and CFO respectively of IMTE, are directors and shareholders of TEKO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 29, 2019

Integrated Media Technology Limited

By:	/s/ Dr. Herbert Ying Chiu Lee
Name:	Dr. Herbert Ying Chiu Lee
Title:	Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Media Release - Announcement on the Entering of a Distribution Agreement